UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

(Commission File No. 001-38215)

NUCANA PLC

(Translation of registrant’s name into English)

3 Lochside Way

Edinburgh EH12 9DT

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Other Events

Effective June 18, 2025, Hugh S. Griffith, the Chief Executive Officer of NuCana plc (the “Company”), will be taking a leave of absence due to health reasons. Mr. Griffith is expected to return to his duties as Chief Executive Officer later in the year. In addition, the Company announced that (i) Andrew Kay, the Chairman of the Company’s Board of Directors (the “Board”), has been appointed Executive Chairman by the Board and, during the pendency of Mr. Griffith’s leave, will act as the Company’s principal executive officer and (ii) Ian Webster, the Company’s Director of Finance, has been appointed Interim Chief Financial Officer by the Board. Mr. Webster will continue to serve as the Company’s principal financial officer.

Supplemental Risk Factors

The following risk factors are provided to supplement the Company’s risk factors previously disclosed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024.

The May 2025 offering may result in an immediate trading halt or delisting of our ADSs from The Nasdaq Capital Market due to public interest concerns.

Under Nasdaq Listing Rule 5101, The Nasdaq Stock Market has broad discretionary authority to terminate the listing of securities, subject to a timely-requested hearing, if it determines that continued listing is not in the public interest, even if the issuer is in compliance with The Nasdaq Stock Market’s enumerated listing criteria. The Series A ADS Purchase Warrants (the “Series A Warrants”) contain exercise price reset and share combination event provisions that may result in a downward adjustment to the exercise price, subject to a floor price, and a corresponding increase in the number of American Depository Shares (“ADSs”) issuable upon exercise therefor, such that the aggregate exercise price would remain unchanged. As a result of such features, the number of ADSs issuable upon exercise of the Series A Warrants may increase significantly. Further, the Series B ADS Purchase Warrants (the “Series B Warrants”) offered in the May 2025 offering contained similar exercise price reset and share combination event provisions to the Series A Warrants and contained a “zero exercise price” option, where the maximum number of ADSs issuable upon exercise of the Series B Warrants equaled the product of (a) the aggregate number of ADSs that would be issuable upon exercise of the Series B Warrant in accordance with the terms of such Series B Warrant if such exercise were by means of a cash exercise rather than a cashless exercise multiplied by (b) 3.0. If The Nasdaq Stock Market determines the terms of the May 2025 offering raise public interest concerns due to the dilutive nature of the transaction, or any other reason, The Nasdaq Stock Market may issue a determination letter to delist our ADSs pursuant to its discretionary authority under Nasdaq Listing Rule 5101. In that event, even if we were to timely request a hearing with respect to The Nasdaq Stock Market’s determination to delist our ADSs, The Nasdaq Stock Market may still impose an immediate halt on the trading of our ADSs pursuant to Nasdaq Listing Rule 4120(a)(5) pending the outcome of such hearing. If trading in our ADSs were to be halted or if The Nasdaq Stock Market were to determine to delist our ADSs, investors could lose all or part of their investment and our ability to raise additional capital through the public or private sale of equity securities would be adversely affected.

The price of our ADSs may remain below the minimum bid price requirement required by the Nasdaq Listing Rules, including Nasdaq Listing Rules 5550(a)(2) and 5810(c)(3)(A)(iii), which could result in our ADSs being delisted from The Nasdaq Capital Market. A delisting of our ADSs from The Nasdaq Capital Market could adversely affect our ability to raise additional capital through the public or private sale of equity securities, the ability of investors to dispose of ADSs or obtain accurate quotations as to the market value of our ADSs and the price and value of our ADSs.

Our ADSs are currently listed on The Nasdaq Capital Market. Continued listing of a security on The Nasdaq Capital Market is conditioned upon compliance with various continued listing standards. In particular, the requirements for The Nasdaq Capital Market impose a minimum $1.00 per share bid price requirement. To comply with this requirement, the closing price for our ADSs must not fall below $1.00 for a 30 consecutive trading day period. If we are unable to maintain a minimum closing price of $1.00 per ADS for the preceding 30 consecutive trading days, we will receive a deficiency letter from the staff of The Nasdaq Stock Market (the “Staff”). The Staff may provide us with a 180-calendar day grace period to regain compliance with the bid price requirement. However, if our ADSs have a closing bid price of $0.10 or less for ten consecutive trading days, the Staff must issue a delisting determination to us and no grace period to regain compliance will be provided. If we are unable to regain compliance with the bid price requirement within the 180-calendar day grace period or if no grace period is available to us, we may be delisted from The Nasdaq Capital Market. In the event of a delisting notice, we would typically have an opportunity to appeal such decision to the Nasdaq Hearing Panel or take other measures to preserve the listing of our ADSs on The Nasdaq Capital Market, but these measures and any appeal may not be successful.

If our ADSs are delisted by The Nasdaq Stock Market, our ADSs may be eligible to trade on an over-the-counter quotation system, where an investor may find it more difficult to sell our ADSs or obtain accurate quotations as to the market value of our ADSs. We cannot ensure that our ADSs, if delisted from The Nasdaq Capital Market, will be listed on any national securities exchange or quoted on an over-the counter quotation system.

In the event we are delisted from The Nasdaq Capital Market, the only established trading market for our ADSs would be eliminated, and we would be forced to list our shares on the OTC Markets or another quotation medium, depending on our ability to meet the specific listing requirements of those quotation systems. As a result, an investor would likely find it more difficult to trade or obtain accurate price quotations for our ADSs. Delisting would likely also reduce the visibility, liquidity, and value of our ADSs, reduce institutional investor interest in our company, and may increase the volatility of our ADSs. Delisting could also cause a loss of confidence of potential industry partners, lenders, and employees, which could further harm our business and our future prospects.

Unless our ADSs are listed on a national securities exchange, such as The Nasdaq Stock Market, our ADSs will also likely be subject to the regulations and restrictions regarding trading in “penny stocks”, which are those securities trading for less than $5.00 per share, and that are not otherwise exempted from the definition of a penny stock under other exemptions provided for in the applicable regulations. These penny stock requirements and regulations could severely limit the liquidity of our ADSs in the secondary market because fewer brokers or dealers would be likely to be willing to undertake related compliance activities to trade in our ADSs. If our ADSs are not listed on a national securities exchange, the rules and restrictions regarding penny stock transactions may limit an investor’s ability to sell to a third-party and our trading activity in the secondary market may be reduced. Delisting from The Nasdaq Capital Market would also likely limit the range and attractiveness of strategic alternatives that we are able to consider, adversely affect our ability to raise additional capital through the public or private sale of equity securities, significantly affect the ability of investors to trade our securities, and/or negatively affect the value and liquidity of our ADSs.

Outstanding Ordinary Shares and ADSs

As of June 16, 2025, the Company had issued and outstanding 9,540,891,147 ordinary shares of £0.0004 each, held by 15 shareholders of record. Each issued ordinary share is fully paid. As of June 16, 2025, the Company had issued and outstanding 381,295,861 ADSs, each representing twenty-five of these ordinary shares.

On June 16, 2025, the Company’s Board approved the grant of options to purchase an aggregate of 3,478,076,733 ordinary shares to its officers, employees, consultants and directors pursuant to the Company’s existing share option schemes. The options will have an exercise price ranging from market value at date of grant to the par value of each ordinary share. These options will be granted in line with the Company’s current remuneration policies on vesting with vesting over up to 4 years for elements of the option grant.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-223476) and Registration Statement on Form S-8 (File No. 333-248135).

Forward Looking Statements

This Form 6-K contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of the Company and/or its affiliates. These forward-looking statements may include, but are not limited to, statements regarding the trading price of the Company’s ADSs, the Company’s ability to benefit from the executives’ experience and expertise, and the Company’s option schemes. The Company’s estimates, projections and other forward-looking statements are based on management’s current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations, or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, the impact of the ongoing, global political and economic conflicts on the Company’s business and the global economy, and general market conditions. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s U.S. Securities and Exchange Commission (“SEC”) filings and reports (Commission File No. 001-38215), including the Company’s Annual Report on Form 20-F filed with the SEC on March 20, 2025 and the “Supplemental Risk Factors” filed with our Form 6-Ks from time to time. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

NuCana plc

By:	/s/ Hugh S. Griffith
Name:	Hugh S. Griffith
Title:	Chief Executive Officer

Date: June 18, 2025